UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

James A. Barnes

13771 Danielson Street, Suite L

Poway, California 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2013 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172102	Page 2 of 13

1.	NAMES OF REPORTING PERSON James A. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	559,105[1] shares (see Item 5)
	8. SHARED VOTING POWER	167,733[1] shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	559,105 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	167,733 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,013 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13.	6.4%
14.	IN

1 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172102	Page 3 of 13

1.	NAMES OF REPORTING PERSON Takako Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	550 shares (see Item 5)
	8. SHARED VOTING POWER	167,733[2] shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	550 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	167,733 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,650 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	4.7%
14.	IN

2 Takako Barnes, as spouse of James A. Barnes, consented to the terms of the agreements described herein between Mr. Barnes and Turtle Beach. (See footnote 1 and Items 4 and 6 hereof).

CUSIP No. 699172102	Page 4 of 14

1.	NAMES OF REPORTING PERSON Sunrise Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	17,733[3] shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	17,733 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,733 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	0.3%
14.	CO

3 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172102	Page 5 of 13

1.	NAMES OF REPORTING PERSON Sunrise Management, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	67,000[4] shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	67,000 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	1.0%
14.	EP

4 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172102	Page 6 of 13

1.	NAMES OF REPORTING PERSON Palermo Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	83,000[5] shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	83,000 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	1.2%
14.	IN

5As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172102	Page 7 of 13

1.	NAMES OF REPORTING PERSON Syzygy Licensing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	438,192[6] shares (see Item 5)
	8. SHARED VOTING POWER	0 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	438,192 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	0 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,192 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13.	6.4%
14.	OO – Limited Liability Company

6 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP # 699172201	Page 8 of 13

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 3 amends selected Items of the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on March 2, 2011, as amended by Amendment No. 1 on July 6, 2011 and Amendment No. 2 on January 9, 2012. This Amendment No. 3 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”) beneficially owned by James A. Barnes, Takako Barnes, Palermo Trust, Syzygy Licensing, LLC (“Syzygy”), Sunrise Management, Inc. Profit Sharing Plan (“SMI”) and Sunrise Capital, Inc. (“SCI”) (each a “Reporting Person” and collectively, the “Reporting Persons”), and is being filed to report corporate transactions of the Issuer, including the entry by each of the Reporting Persons into a Voting Agreement in connection with such corporation transactions, and the acquisition of additional shares of Common Stock by certain Reporting Persons since the filing of the Amendment No. 2 to Schedule 13D filed on January 9, 2012.

As a result of additional shares issued by the Issuer, Takako Barnes, spouse of Mr. Barnes, is no longer a beneficial owner of more than 5% of the common stock of the Issuer.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed jointly by (i) James A. Barnes (“Mr. Barnes”), (ii) Takako Barnes (“Mrs. Barnes”), (iii) Palermo Trust, (iv) Syzygy Licensing, LLC (“Syzygy”), (v) Sunrise Management, Inc. Profit Sharing Plan (“SMI”) and (vi) Sunrise Capital, Inc. (“SCI”).

(b)	The address of each Reporting Person for this filing is:

c/o Parametric Sound Corporation

13771 Danielson Street, Suite L

Poway, California 92064

(c)	Mr. Barnes is Chief Financial Officer, Secretary and Treasurer of Issuer (address above), the sole manager of Syzygy, a trustee of Palermo Trust, a trustee of SMI and President and Director of SCI. Ms. Barnes is the spouse of Mr. Barnes and is a housewife, a trustee of Palermo Trust (a family trust), a trustee of SMI and Secretary and Director of SCI.

(d)	None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Barnes is a citizen of the United States and Mrs. Barnes is a citizen of Japan.

CUSIP # 699172201	Page 9 of 13

Item 3.	Source and Amount of Funds or Other Consideration

Item 3, as previously reported, is amended and supplemented by the following:

On March 27, 2012 the Issuer paid $60,000 of deferred compensation by issuing to SCI a total of 13,333 shares at $4.50 per share (the March 2012 secondary public offering price).

On February 21, 2013 Mr. Barnes was granted a stock option exercisable for an aggregate of 27,500 shares of Common Stock of the Issuer exercisable at an exercise price of $9.95 per share with an expiration date of February 21, 2018, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on March 31, 2013.

As of the date of this filing 120,313 options were beneficially owned by Mr. Barnes as representing options that are vested as of the date of this filing or which will be vested within 60 days hereof. Mr. Barnes ownership may increase as a result of future vesting of the balance of options on 17,187 shares of Common Stock. On August 2, 2013 the Issuer’s Board of Directors determined that any unvested options held by Mr. Barnes would vest in full upon a change of control (including as a result of the Merger, described in Item 4 below) followed by Mr. Barnes’ departure from the Issuer under certain circumstances thereafter.

Item 4.	Purpose of Transaction

Merger Agreement

On August 5, 2013, Parametric entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VTB Holdings, Inc., a Delaware corporation (“Turtle Beach”), and Paris Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parametric (“Merger Sub”). The Merger Agreement has been approved by the Boards of Directors of both Parametric and Turtle Beach, and also by the stockholders of Turtle Beach.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Turtle Beach (the “Merger”), and Parametric will issue shares of its common stock to the former Turtle Beach stockholders which, together with options to purchase shares of Turtle Beach common stock that will be converted into options to purchase shares of Parametric common stock (and will be assumed by Parametric at the effective time of the Merger), will represent approximately 80 percent of the shares of Parametric common stock on a fully-diluted basis after the Merger, subject to adjustment as provided in the Merger Agreement.  No fractional shares of Parametric’s common stock will be issued pursuant to the Merger.

The consummation of the Merger is subject to a number of conditions, including, but not limited to, (i) adoption and approval of the Merger Agreement and the Merger by Parametric stockholders in accordance with NASDAQ rules, (ii) the approval of the continued listing application by NASDAQ, (iii) the completion of a qualifying capital raising transaction through the incurrence of debt or the issuance of equity by Parametric, with net proceeds to Parametric of at least $5,000,000, (iv) and certain other closing conditions.

The Merger Agreement requires Parametric to cause, as of the effective time of the Merger, the size of the Parametric Board of Directors to consist of a total nine members, initially to be comprised of: (i) five individuals identified by Turtle Beach, one of whom must be Parametric’s chief executive officer post-closing and two of whom must be independent directors under NASDAQ rules and eligible to serve on the audit committee (including one audit committee financial expert), (ii) two individuals identified by Parametric, one of whom must be an independent director under NASDAQ rules and eligible to serve on the audit committee, and (iii) two vacancies.

CUSIP # 699172201	Page 10 of 13

The Merger Agreement is attached to this filing as Exhibit 99.5 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear. This Amendment No. 3 does not purport to amend, qualify or in any way modify the Merger Agreement.

Voting Agreement

In addition, as an inducement for Turtle Beach to enter into the Merger Agreement, for no additional consideration, each of the Reporting Persons, along with two other executive officers of the Issuer, as well as certain entities over which they exercise voting and/or investment control entered into Shareholder Agreements and Irrevocable Proxies (collectively, the “Voting Agreement”). For a description of the Voting Agreements, see Item 6 below, which description is incorporated herein by reference.

Other than described above, the Reporting Persons currently do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5.	Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

(a) and (b)

On March 21, 2012 the Issuer effected a 1 for 5 reverse stock split. All share amounts reported herein reflect the stock split. Pursuant to the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2013 an aggregate of 6,818,321 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

Mr. Barnes beneficially owns, in the aggregate, 442,013 shares, which represents 6.4% of the outstanding shares of the Issuer. Mr. Barnes’ beneficial ownership includes 17,733 shares held by SCI, 67,000 shares held by SMI, 63,000 shares held by Palermo Trust, 153,367 shares representing Mr. Barnes’ pecuniary interest in shares held by Syzygy, 600 shares held by a personal retirement plan and 550 shares held by a personal retirement plan of Mrs. Barnes. The shares beneficially owned by Mr. Barnes also includes 20,000 warrants held by Palermo Trust and options currently exercisable for an aggregate amount of 120,313 shares. Based on Mr. Barnes ownerhsip interests he has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 120,913 shares and is deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 321,100 shares.

As a result of additional shares issued by the Issuer, Takako Barnes, spouse of Mr. Barnes, is no longer a beneficial owner of more than 5% of the common stock of the Issuer.

As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. Each Reporting Person has granted a proxy to Turtle Beach with respect to their securities outstanding and entitled to vote on the record date to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP # 699172201	Page 11 of 13

The filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

Mr. Barnes disclaims any beneficial interest in the 550 shares held by Mrs. Barnes personal retirement plan. The Palermo Trust owns 35% of Syzygy and disclaims beneficial ownership as to any securities of the Issuer held by Syzygy beyond its 35% pecuniary interest.

(c)

Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(d)

Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)

As a result of additional shares issued by the Issuer, Mrs. Barnes, is no longer a beneficial owner of more than 5% of the common stock of the Issuer.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Under each Voting Agreement, the Reporting Persons are subject to a lock-up restriction whereby the Reporting Person has agreed (i) not to sell or otherwise transfer the shares of Common Stock beneficially owned by him for a period of time commencing on the date of the agreement and ending six months following the closing of the Merger (“Lock-Up Expiration Date”), subject to certain exceptions, and (ii) to vote their currently held shares of Common Stock in favor of the Merger Agreement and the Merger and against any other acquisition proposal. The Reporting Persons are entitled to vote their shares on other matters.

In connection with the Voting Agreements, the Reporting Persons have each delivered to Turtle Beach an irrevocable proxy with respect to the Common Stock subject to the Voting Agreement. The irrevocable proxy allows Turtle Beach to vote the shares of Common Stock subject to the Voting Agreement in favor of the Merger Agreement and the Merger and the transactions contemplated thereby.

The Voting Agreements terminate upon the earlier of (a) the Lock-Up Expiration Date, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon mutual agreement.

Reference to and description of the Voting Agreements in this Item 6 and throughout this Amendment No. 3 on Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreements, which are filed as Exhibits 99.6 through Exhibit 99.10 to this Statement on Schedule 13D and are incorporated herein by reference. This Amendment No. 3 does not purport to amend, qualify or in any way modify the Voting Agreement.

CUSIP # 699172201	Page 12 of 13

Item 7	Joint Filing Agreement among the Reporting Persons, dated as of August 16, 2013.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of August 16, 2013.

Exhibit 99.2	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.

Exhibit 99.3	Form of Stock Purchase Warrant dated February 22, 2011 and incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K dated February 24, 2011.

Exhibit 99.4	Assignment Agreement between Syzygy Licensing, LLC and the Issuer dated December 29, 2011 and incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated January 3, 2012.

Exhibit 99.5	Agreement and Plan of Merger dated August 5, 2013, among Parametric, Merger Sub and Turtle Beach and incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated August 5, 2013.

Exhibit 99.6	Voting Agreement between Turtle Beach and James A. Barnes, dated August 5, 2013 and incorporated by reference to Exhibit 4 to the Schedule 13D filed by Turtle Beach and the other reporting persons named therein with respect to Parametric shares beneficially owned on August 14, 2013 (“Turtle Beach 13D).

Exhibit 99.7	Voting Agreement between Turtle Beach and SCI, dated August 5, 2013 and incorporated by reference to Exhibit 10 to the Turtle Beach 13D.

Exhibit 99.8	Voting Agreement between Turtle Beach and SMI, dated August 5, 2013 and incorporated by reference to Exhibit 11 to the Turtle Beach 13D.

Exhibit 99.9	Voting Agreement between Turtle Beach and Palermo Trust, dated August 5, 2013 and incorporated by reference to Exhibit 9 to the Turtle Beach 13D.

Exhibit 99.10	Voting Agreement between Turtle Beach and Syzygy, dated August 5, 2013 and incorporated by reference to Exhibit 12 to the Turtle Beach 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2013	/s/ JAMES A. BARNES
James A. Barnes

/s/ TAKAKO BARNES
Takako Barnes

PALERMO TRUST

/s/ JAMES A. BARNES
James A. Barnes, Trustee

SUNRISE CAPITAL, INC.

/s/ JAMES A. BARNES
James A. Barnes, President

SUNRISE MANAGEMENT, INC. PROFIT SHARING PLAN

/s/ JAMES A. BARNES
James A. Barnes, Trustee

SYZYGY LICENSING LLC

/s/ JAMES A. BARNES
James A. Barnes, Managing Member